Western Wind Energy Corp.

Management Discussion and Analysis

For the Quarter Ended July 31, 2004

Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. ("Western Wind" or the "Company") for the six months ended July 31, 2004. This MD&A is prepared as of September 30, 2004. All dollar figures stated herein are expressed in Canadian dollars.

This interim report including the MD&A may contain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider the other risks and uncertainties discussed in the Company's required financial statements and filings.

Overall Performance

Corporate Summary

The Company is a vertical developer of wind energy electrical generation projects (wind parks) in the Southwestern United States and Eastern Canada. The Company is headquartered in Coquitlam, Canada and is listed on the TSX Venture Exchange under the symbol "WND".

Management is considered pioneers in the modern wind energy industry negotiating one of the first ever utility-scale energy sales contracts for wind energy electrical generation with a major California utility in 1980. Management currently privately owns a utility scale wind park in California, operating since 1980. In the early years, management produced their own model of wind turbine generator later moving to independent large-scale wind turbine generators.

Management is experienced in every aspect of the wind energy business including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting, construction, environmental, operations, sales and marketing.

The Company implements its business plan through three (3) wholly owned subsidiaries: Aero Energy LLC ("Aero") for California operations, Verde Resources Corporation ("Verde") for Arizona operations; and Eastern Wind Power Inc. ("EWP") for New Brunswick and Eastern Canada operations.

Operations

California

Aero operates activities in California with the center of development being the world-famous Tehachapi Pass Wind Park. Tehachapi Pass is the largest aggregated wind park in the world with over 4,600 wind turbines generating over 645 megawatts of name-plate capacity producing over 1.3 billion kilowatt hours of energy per year. The Company owns 1,022 acres of debt-free, fee simple property located in the heart of the Tehachapi Pass. The Company's property is zoned for wind energy development and Tehachapi enjoys the most straight forward permitting process in the US wind energy industry.

The Company's property is completely surrounded by over 4,600 wind turbines owned by corporate neighbors such as FPL Energy LLC and EnXco.

In the center of the Company's property are two 40 acre parcels privately owned by management which host eight (8) Mitsubishi Heavy Industries' 500 KW wind turbine generators.

At Tehachapi, the mean-average annual wind speeds and frequency distributions are highly documented producing net operating capacity factors of over 40% with modern wind turbine equipment.

The Tehachapi wind site forms the back-bone of the Company's development sites as California enjoys a robust renewable regulatory environment and Kern County is pro-active in wind-farm development policies.

California currently has a renewable portfolio standard requiring regulated utilities to procure 20% of their total retail electrical sales to come from renewable resources by 2017. State regulatory agencies are requiring that this date be moved forward to 2010. This mandate requires 8,000 MW of new wind generation of which 4,000 new MWs is desired to come from the Tehachapi Pass.

The Company has submitted a bid proposal in response to a Request for Proposal ("RFP") in October of 2003. The Company is confident that it will turn its Tehachapi resource into a significant and successful commercial operation extracting the greatest value for the Company's shareholders.

Since the Company owns the properties clear-title there are no time-lines or schedules that would be detrimental to the Company's efforts in building a wind park. The zoned properties are undeveloped, and there are minimal land taxes payable (less that $20,000 per year). Once developed, Kern County requires a 1% annual tax rate on capital equipment depreciating annually on a straight-line method.

The Company works with its current shareholders and warrant-holders in raising additional funds to acquire additional lands in Tehachapi.

When and if the Company executes a power purchase agreement with a major California utility, the agreement will stipulate a timetable for construction and completion. At that time, the Company will be bound to timelines and schedules to be determined through agreement.

Arizona

The Company operates in Arizona through Verde Resources Corporation. Verde is the first and only company in Arizona to have executed a wind power purchase agreement with a regulated Arizona utility. Based on general industry information the Company is the only verified wind resource owner in the State of Arizona.

The Company owns, by way of clear title, 800 acres of fee simple land. The Company has under lease, over 9,600 acres of fee simple land. The Company has by way of Federal lease application, over 22,000 acres and over 5,000 acres of State land applications, bringing the Company's land position to almost 37,400 acres.

Using the Tehachapi Pass as a measuring stick, the Company's management has applied their skill in identifying and developing world-class sites in Arizona. Although different meteorological conditions exist in Arizona compared to Tehachapi, the Company has evaluated, purchased and leased suitable utility-scale wind energy resource sites in the State. Projected capacity factors are in the 24%-32% range.

Two of the Company's properties in Arizona have enough long-term wind data suitable for commercial production. The Company has executed a commercial wind energy power purchase agreement with Arizona Public Service ("APS"). When commercial production begins, the Company will continue to collect and analyze wind data as this is a continual process in the wind energy business.

The agreement between the Company and APS calls for APS to purchase from Verde, 15 megawatts of wind energy electrical generation. Specific terms call for a fixed energy rate to be paid to Verde for the first 32,193,000-kilowatt hours per year of energy and all the associated "green" credits. Energy production over the above amount will be based upon a formula derived from the Dow Jones Firm Palo Verde On-Off Peak Index. Additional "green" credits may be sold to APS at a mutually agreed upon price.

Verde will retain any and all production tax credits ("PTC") associated with the sale of energy under this transaction pursuant to section 45 of the Internal Revenue Code.

The power purchase rate and PTC will have a minimum annual revenue stream to Verde of US $2.35 million annually. This amount does not include the annual inflation adjustments stipulated in the PPA or the additional energy sales over 32,193,000 kilowatt hours per year.

The Company has begun engineering work on a 400 MW wind project in Northwest Arizona. The Company has invited Arizona utilities to participate in the procurement of energy from this project. An independent resource assessment has been procured from the Company's meteorologist and results will be presented when available.

New Brunswick

The Company operates in New Brunswick through Eastern Wind Power Inc.

The Company has executed a Power Purchase Agreement with New Brunswick Power allowing the Company to sell 20 MW of wind energy electrical generation to New Brunswick Power, for a period of twenty (20) years. The terms of the agreement are confidential but revenues from the contract are projected to amount to approximately Cdn. $90 million over twenty (20) years, based on the Resource Assessment supporting the Company's winning bid.

The Company was the successful proponent following a public request for proposal process.

The proposed wind farm, to be developed, owned and operated by Eastern Wind, will have 11 turbines, each 78 metres high with three blades 39 metres long.

The Company has been awarded a determination to proceed by the New Brunswick Department of the Environment pursuant to the Province's Environmental Impact Assessment.

NB Power Distribution and Customer Service will purchase the output and environmental attributes from the project through a 20-year power purchase agreement. The project would produce zero emission energy that will displace a similar quantity of fossil-fired generation. The wind farm is expected to be generating electricity as early as the fall, 2005.

This is the first phase of NB Power's long-term objective to acquire 100 MW from renewable energy projects by 2010. This approach to energy development, involving the private sector and giving priority to renewable resources, aligns with the new Electricity Act and the Provincial Government's energy policy orientation.

Development

The Company acquires and develops sites based on eight (8) important criteria:

  available physical transmission
  legal access to transmission (interconnection and wheeling)
  commercial wind resource (the average capacity factor of a new wind park in North America is between 25%-40%)
  zoning policy to allow wind park development
  no cultural or environmental impediments
  jurisdictional regulatory support of renewables
  local political support of development
  adequate incentives at the regional or federal level

Capacity factors of wind turbines are important to determining project economics. They are derived from the frequency distribution of a given average annual mean wind speed. The frequency distribution will vary according to specific meteorological conditions that are site specific. A specific wind speed at one location does not generate the same energy at another site. Temperature and density play an important role in determining capacity factors. So does turbine array and layout. So does turbulence. All these factors and more are given to a bankable meteorologist who uses the power curve of an appropriate wind turbine manufacturer and generates a resource assessment. There are only two (2) bankable meteorologists in the US. The Company engages one of these individuals. He has sited since 1977 over 7,000 turbines (over 3,000 MW) throughout the world.

Pricing

Revenue sources for wind parks in the US come from three (3) sources: energy prices, green credits and the Federal Production Tax Credit ("PTC"). The only fixed rate source is the PTC. It is currently at 1.8 cents per Kw/h and is adjusted for inflation. Prices for Wind Energy vary significantly throughout the country. Each resource site is just as unique in energy potential as is a specific region for energy prices and fuel variety for electrical production. Hawaii, California and the Northeastern US pay the highest energy rates for electrical consumption.

Project Financing

The Company will raise capital through established institutional sources that are familiar with the economics of a wind energy project. There may be combinations of equity or debt depending on terms and conditions at the time of negotiation. It is premature to discuss dilution as the project may have a 100% debt component. The Company may also be the general partner of a limited tax partnership. Details of any tax partnership will be provided as available.

Project and Contractual Obligations

Each operating subsidiary is affected by local regulatory legislation concerning environmental, zoning and permitting regulations. The Company is currently in compliance with all applicable laws.

The Company's contract with APS in Arizona requires project completion by March 31, 2006 with an extension to March 31, 2007. The Company is presently applying for interconnection with the local transmission providers and discussing additional power sales to the transmission provider. There are no financial penalties in the agreement if the Company does not complete by the deadline.

Each subsidiary and its project areas have various forms of land tenure, some of which require performance obligations listed below:

California

Tehachapi-all land is held fee simple and clear title and therefore, no obligations exist other than land taxes of less than US $20,000 per year.

Arizona

Eastern Arizona Wind Energy Center

The Company owns 360 acres of fee simple and clear title land and no obligations exist other than land taxes of approximately US $1,500 per year.

The Company has an Arizona State Lands Department application for over 5,000 acres. There are currently no obligations regarding this application other than a royalty on production to be negotiated between Verde Resources Ltd. and the Arizona State Lands Department.

Kingman

The Company has fee simple title to 440 acres of land and there is a balance payable of Cdn. $66,595 remaining on a 10-year promissory note. Interest and principal is US $1,000 per month and is paid in quarterly installments.

There is a 30-year lease on 8,300 acres of private land with an advanced annual royalty payment commencing on March, 2005 of US $580,000 per year. The Company has sent a Notice of Termination, which takes effect, March 15, 2005.

There are 22,000 acres of Federal Land Lease applications submitted to the Bureau of Land Management, US Department of the Interior, surrounding the 8,300 acre lease. There are no obligations until the commencement of commercial production in which there is a 3% production royalty payable to the United States government. The application has been accepted. The application fee to the Bureau of Land Management is US$1.00 per acre, per year.

Southeastern Arizona

The Company has a lease for fifty (50) years with an advance royalty payment of US $225,000 already paid. The advanced payment is deductible against future royalty payments.

New Brunswick

The Company has a land lease for thirty (30) years with no advance royalty payment but an obligation to commence construction by October, 2006. There are no penalties if the deadline lapses.

The Company has provided a $200,000 Letter of Credit to New Brunswick Power, as a security deposit for performance to complete the project by October, 2006.

The Letter of Credit may be cancelled if the Company fails to obtain, among other things, adequate financing within six (6) months of the date of execution.

Selected Annual Information
		January 31, 2004		January 31, 2003		January 31, 2002
Total Revenues	$	Nil	$	Nil	$	Nil
Income/Loss Before Discontinued Operations		(1,603,509)		(1,411,544)		(549,274)
Net Income		(1,603,509)		(1,411,544)		(549,274)
Loss per Share- Basis & Diluted		(0.15)		(0.22)		(0.12)
Total Assets		3,300,913		1,920,509		192,403
Long Term Financial Liabilities		Nil		Nil		Nil

Results of Operations

Discussion of Operation and Financial Condition

Comparative Consolidated Statement of Operations

General & Administrative (Except Project Development)

Stock-Based Compensation

During the three months ended July 31, 2004, an aggregate of 350,000 stock options were granted to J. Michael Boyd, Bryan Rowntree, Dale A. Rondeau and Audrey Colletti. The options have an exercise price ranging from $1.44 to $1.52 and with an expiring date from May 20, 2009 to June 11, 2009. 25% of the options are vested on the date of grant, 25% six months from the date of grant, 25% one year from the date of grant and 25% eighteen months from the date of grant. Using the fair value method, a total of $130,023 stock-based compensation expense was recorded for the three months for the options granted during the period. $102,819 of the stock-based compensation expense represents stock options granted in the prior periods and is vested in this period. In combination with the $247,592 recorded for the three months ended April 30, 2004, total stock-based compensation amounted to $480,434 for the six months ended July 31, 2004.

Legal

Legal fees for the quarter under review were $66,850 compared to $66,037 for the previous quarter. The increase of $813 was not a significant change from the previous quarter. Legal fees were mainly allocated to power purchase negotiations and preparations with utility companies.

Travel

Travel expenses for the quarter under review were $22,873 compared to $19,937 in the previous quarter. The increase of $2,936 was due to meetings in the southwest United States, for power purchase negotiations.

Office and Miscellaneous

Office expenses for the quarter under review were $4,519 compared to $24,663 during the previous quarter. The decrease of $20,144 was due to the maternity leave of the office manager.

Management Fees

The Company pays a director, Jeffrey Ciachurski, $2,500 per month in directors' fees for administrative duties. Two other directors are modestly remunerated for extra time towards administrative functions.

Management fees for the quarter under review were $35,400 compared with $19,500 for the previous quarter. The increase of $15,900 was due to the increase in management's time relating to the maternity leave of the office manager.

Project Development Expenses

Project development expenses consist of all direct costs (except land acquisition or leases) related to the advancement towards the Company's objective of building, owning and operating utility scale wind parks.

The Company advances its objectives at a pace that is in line with its fundraising endeavors. The Company works closely with its shareholders and warrant-holders defining budget availability and bases its activities on such funding.

Project development expenses are utilized for land maintenance, meteorological monitoring and analysis, energy studies, energy production pro-forma preparation, interconnection studies, engineering, energy sales and marketing, environmental reviews and project management.

Project Development

Comparison of Project Development Expenses

Automotive

The Company reimburses consultants for automotive mileage costs at regional rates on a competitive basis. The Company reimburses rental car costs and daily insurance costs associated with such rentals.

Automotive expenses for the quarter under review were $4,909 compared to $4,555 for the previous quarter. The increase of $354 does not materially reflect any change of trend.

Consulting and Related Expenses

The Company pays its consultants at the rate of US $250 per diem plus food and accommodation. Consulting and related expenses for the quarter under review were $106,483 compared to $76,401 during the previous quarter. The increase of $30,082 is due to increased activity related to our Arizona Power Purchase Agreement, our New Brunswick Power Proposal and our California Project Proposal.

Feasibility and Technical Services

The Company engages third party meteorological professionals who review and log our wind data on a daily basis. All our wind data is recorded in 10-second intervals and transmitted as 10-minute averages. The data is sent daily via cell line to our Company's data center as well as to our meteorologist. Expenses for the quarter under review were $32,172 compared with $41,064 during the previous quarter. The decrease of $8,892 in feasibility and technical services was due to decreased meteorological resource assessments for Arizona, California and New Brunswick and preliminary engineering in New Brunswick.

Project Management

The Chief Executive Officer (Jeffrey Ciachurski), the President of Verde Resources (Michael Boyd) and the Managing Director of Aero Energy LLC (Cash Long)'s consulting fees are recorded as project management. These fees are also booked at US $250 per diem and are for supervision of all project development activities. For the quarter under review, project management totaled $29,664 compared to $35,185 for the previous quarter. The decrease of $5,521 was not materially different from the pervious period.

Public Relations and Administration

The Company attends numerous wind energy and green marketing conferences and functions throughout North America. For the quarter under review, $29,057 was billed under public relations and administration. This is a decrease of $20,333 compared to the previous quarter of $49,390. The substantial decrease was due to fewer conference attendances and lobbying efforts.

Summary of Quarterly Results
	Net Sales/ Total Revenues	Income/Loss Before Discontinued Operations	Net Income Loss	Income (Loss) Per Share Basic and Diluted
July 31, 2004	Nil	$(732,361)	$(732,361)	$(0.05)
April 30/04	Nil	(666,670)	(666,670)	(0.05)
January 31/04	Nil	(651,191)	(651,191)	(0.06)
October 31/03	Nil	(319,858)	(319,858)	(0.03)
July 31/03	Nil	(398,895)	(398,895)	(0.03)
April 30/03	Nil	(233,565)	(233,565)	(0.02)
January 31/03	Nil	(427,234)	(427,234)	(0.09)
October 31/02	Nil	(208,890)	(208,890)	(0.02)
July 31/02	Nil	(425,676)	(425,676)	(0.05)

Liquidity and Capital Resources

As of the date of this Report, the Company had a net cash and working capital position of $83,000.

The Company's property in Tehachapi are surrounded by properties which are leased to major wind companies for royalty payments that on an equivalent acreage basis, would yield the Company about US $2 million per year. The surrounding properties were purchased by FPL Energy LLC, a subsidiary of Florida Power and Light. The purchase was made from the Enron bankruptcy and as such, the Company, as one of the bidders, has in its possession, the financial information with respect to the operations that surround the Company's property. Included in the financial information are the revenue statements and land royalties currently being paid to third party land owners over twenty (20) year periods.

If there is a dramatic downturn in the equity markets, the Company has the ability to reduce expenses to below US $200,000 per year for all its operations. Such reduction would entail reducing the consulting hours to a minimum. The $200,000 is an approximation but would include land taxes, listing fees, regulatory fees, accounting and reduced legal.

Transactions with Related Parties

During the period, the following expenses were accrued/paid to directors and parties related to directors of the Company:

	July 31, 2004	April 30, 2004
Management Fees	$35,400	$19,500
Project Management	34,030	44,300
Secretarial and Administration	7,500	7,500
	$76,930	$71,300

See "Consulting and Related Expenses" and "Project Management" under "Project Development".

Announcements for the Quarter Under Review -

July 31, 2004

On May 5, 2004, the Company announced the formal execution of a definitive, formal and binding Master Power Purchase Agreement ("PPA") with Arizona Public Service Company ("APS").

The terms of the Agreement call for APS to purchase from Verde, 15 megawatts of wind energy electrical generation. Specific terms call for a fixed energy rate to be paid to Verde for up to 32,193,000-kilowatt hours per year of energy and all the associated "green" credits. Energy production over the above amount will be based upon a formula derived from the Dow Jones Firm Palo Verde On - Off Peak Index. Additional "green" credits may be sold to APS at a mutually agreed upon price.

Verde will retain any and all production tax credits ("PTC") associated with the sale of energy under this transaction pursuant to section 45 of the Internal Revenue Code.

The power purchase rate and PTC will have a minimum annual revenue stream to Verde of US $2.35 million annually. This amount does not include the annual inflation adjustments stipulated in the PPA.

The Company and APS initially began contract negotiations and preparations in October, 2003. This process was very time consuming and required a major commitment on behalf of APS and the Company.

The Company has been approached by numerous institutional tax investors willing to participate in the financing of this US $15 million capital project. The Company anticipates financing this project through tax partnerships and does not anticipate dilution to the Company's present shareholders. The Company has also been involved with several world-class turbine manufacturers and has been offered the opportunity to show-case state of the art wind turbines in the plus 2 megawatt capacity size range.

The contract calls for the completion of the project by March 31, 2006 and allows for a condition for extension to March 31, 2007. There are significant additional tax benefits if the Company can complete the project before that date and as such, the Company will use its best efforts to complete the project as soon as possible. Site engineering commenced in mid May 2004, and procedures to file for interconnection and exempt wholesale generation status ("EWG") with the Federal Energy Regulatory Commission ("FERC") are underway.

This will be the first wind park in the State of Arizona and the Company is proud to be part of this exciting endeavor. This power purchase agreement is also one of the first wind power purchase agreements to be constructed on the Edison Electric Institute's Master Power Purchase Agreement format.

On May 12, 2004, the Company announced the formal launch of the 400-megawatt ("MW") Kingman Project located 42 line miles southeast of the Hoover Dam in Arizona.

The Company has commenced formal engineering, feasibility and environmental assessment of the Kingman Project and made a formal presentation to the Phoenix office of the Western Area Power Administration ("WAPA") on June 2, 2004.

The project proponent is Mr. Steve Mendoza P.E., Executive Vice-President and Chief Engineer of the Company. Mr. Mendoza has been an early advocate of wind energy working together with hydro generation, with the latter serving to firm up wind energy's "as available" nature.

The Company's Kingman Project consists of 22,000+ acres of Federal land applications, 8,300 acres of long term (30 years) private land leases and 440 acres of fee simple land owned by the Company. The Company has further applied for 400 MW of interconnection and wheeling with WAPA.

Considering the chronic water shortages facing the Colorado River system and the associated decline in power generation, the Company's 400 MW Kingman Project offers a valuable and much needed energy resource supplement to the region's renewable energy needs. There are five (5) transmission lines that pass through the Company's properties and these pathways will allow the Company to market its valued renewable energy to the Arizona, Nevada and California markets.

The Company's Kingman Project will be built in stages and will be financed through tax partnerships. These partnerships allow capital funding for the Project's engineering, equipment, procurement and construction; provide a steady income stream to the Company while preventing unnecessary dilution to the Company's existing shareholders.

On May 20, 2004, the Company announced that it has granted 200,000 incentive stock options to a director of Verde. The options are exercisable at a price of $1.44 per share until May 20, 2009.

On May 25, 2004, the Company announced that Mr. Bryan Rowntree of Toronto, Ontario had joined the Company as chairman of its newly formed Advisory Board. Mr. Rowntree is president of Rowntree Automotive Ltd., a major player in the Canadian automotive market for the past 50 years. Mr. Rowntree brings to the Company, extensive experience and leadership in equipment financing, project development, human resource management and successful product branding and marketing.

Mr. Rowntree is currently a director of the Automotive Hall of Fame, Detroit, Michigan; current director and past chairman of the Canadian Automotive Institute; past chairman of the Toronto Automotive Dealers Association and past chairman of the Canadian International Auto Show.

The Company's advisory board is being formed to take advantage of certain individuals' specific expertise and knowledge on a more informal basis, rather than as an appointment to the Board of Directors. The advisory board will meet in person, by teleconference or by other means available as many times as is necessary and is expected to provide input to the executive and board of directors on key strategic issues.

The Company has granted to Mr. Rowntree, 100,000 incentive stock options exercisable at a price of $1.44 per share until May 25, 2009.

On June 18, 2004, the Company announced that its Canadian subsidiary, Eastern Wind Power Inc. and New Brunswick Power were finalizing the terms of a power purchase agreement ("PPA") for a 20 MW wind farm at Dark Harbour on the western coast of Grand Manan. The Company was the successful proponent following a public request for proposal process initiated by New Brunswick Power.

The proposed wind farm, to be developed, owned and operated by Eastern Wind, will have 11 turbines, each 78 metres high with three blades 39 metres long.

NB Power Distribution and Customer Service will purchase the output and environmental attributes from the project through a 20-year power purchase agreement. The project would produce zero emission energy that will displace a similar quantity of fossil-fired generation. The wind farm is expected to be generating electricity as early as the fall, 2005.

This is the first phase of NB Power's long-term objective to acquire 100 MW from renewable energy projects by 2010. This approach to energy development, involving the private sector and giving priority to renewable resources, aligns with the new Electricity Act and the Provincial Government's energy policy orientation.

On June 21, 2004, the Company announced that it had negotiated a non-brokered private placement of 500,000 units at a price of $1.50 per unit. Each unit is comprised of one (1) common share and one (1) share purchase warrant entitling the holder to purchase one (1) additional common share at a price of $1.80 per share if exercised on or before June 21, 2005 and at a price of $2.10 per share is exercised thereafter, but on or before June 21, 2006.

A finder's fee was payable.

On July 8, 2004, the Company announced that it had negotiated a loan of $135,000 from Pacific International Securities Inc. ("PI"). The Loan bears interest at a rate of 10% per annum and is repayable on or before October 28, 2004. A Bonus Fee, comprised of 15,000 units, and an administration fee of $10,000 was paid to PI in connection with the loan. Each unit is comprised of one (1) common share and one (1) share purchase warrant, each warrant entitling the holder to purchase for a period of two years one (1) additional common share at a price of $1.80 per share if exercised during the first year and at a price of $2.10 per share if exercised thereafter.

Subsequent Events

On September 7, 2004, the Company announced that it had closed the non-brokered private placement of 315,500 units at a price of $1.50 per unit as announced in the Company's news release of June 21, 2004. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $1.80 per share until September 3, 2005 and at a price of $2.10 per share thereafter until September 3, 2006. The hold period for the units and the underlying securities expires on January 4, 2005. The Company plans to use the proceeds from the private placement to, among other things, continue to pursue and negotiate power purchase agreements with potential purchasers in each of the areas where it holds land interests suitable for electrical power generation and for working capital.

On September 29, 2004, the Company announced that its wholly owned subsidiary, Eastern Wind Power Inc., has executed a formal and binding 20-year power purchase agreement with New Brunswick Power. The agreement calls for the Company to produce and sell through Eastern Wind Power the available output of 20MW of wind power from its new wind farm to be located near Dark Harbour, Grand Manan, New Brunswick. The Company will own, operate and maintain the windfarm. Eastern Wind Power was the successful proponent following a public request for proposal process initiated by New Brunswick Power. The agreement has confidentiality provisions, which prohibit the disclosure of price and capacity factor however, the project is expected to produce over Cdn. $90 Million in revenues over a twenty (20) year period. The capital cost of the project is expected to be under Cdn. $30 Million. Further to this agreement, the Company has received from the Department of Environment and Local Government, Province of New Brunswick, a Certificate of Determination to Proceed, as specified in the Company's Environment Impact Assessment. The Company is in advanced negotiations with several large Canadian financial institutions to provide project financing for the 20MW Grand Manan project. As a result of the financial structures currently being planned, the Company does not anticipate any dilution of the Company's issued and outstanding shares. Final equipment selection and project details are being determined now, and news releases will be forthcoming as information becomes available.

The Company has no contingent liabilities, nor is it in default of any debt.

A former employee of Eastern Wind Power is suing the subsidiary for the right to exercise 50,000 options $0.80. The Company has filed a Statement of Defence and Counterclaim.

As at the date of this Report, the Company was in good standing under all corporate and securities laws by which it is governed.

Other MD&A Requirements

Additional information relating to the Company is available on Sedar at www.sedar.com.

Additional Disclosure for Ventures Issuers Without Significant Revenue

Comparative Consolidated Statement of Operations
	Three Months Ended April 30, 2004	Three Months Ended July 31, 2003
Accounting & Audit	$9,680	$31,349
Amortization-Deferred Charges	4,755	875
Amortization-Equipment	2,339	6,146
Automotive	10,491	12,529
Corporate Communications Consulting	6,502	8,392
Interest Expense on Promissory Note	----	2,831
Legal	66,037	66,850
Listing and Filing	4,515	8,524
Management Fees	19,500	35,400
Office and Miscellaneous	24,663	4,519
Project Development (Note 13)	215,896	230,403
Promotion	8,732	38,007
Rent	5,057	5,793
Secretarial & Administration	10,582	17,545
Stock-Based Compensation	247,592	232,842
Telephone	10,887	7,606
Travel	19,937	22,873
	667,165	732,484
Operating Loss	$(667,165)	$(732,484)

Schedule of Project Development Expenses
	Three Months Ended April 30, 2004	Three Months Ended July 31, 2004
Automotive	$4,555	$4,909
Consulting and Related Expenses	76,401	106,483
Equipment Lease	0	2,546
Feasibility and Technical Services	41,064	32,172
Project Management	35,185	29,664
Public Relations and Administration	49,390	29,057
Travel	9,301	25,572
	$215,896	$230,403

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period
Type of Security	Type of Issue	Total Number	Proceeds	Type of Consideration	Price
Common	Options	152,500	$53,375	Cash	$0.35
Common	Warrants	200,000	226,000	Cash	$1.13
Common	Warrants	90,286	117,372	Cash	$1.30

(Net of Share Issuance Cost)

Summary of Options Granted During the Period
Date of Grant	Type of Security	Name of Optionee	Total Number	Exercise Price	Expiry Date
May 20, 2004	Common	J. Michael Boyd	200,000	$1.44	May 20, 2009
May 25, 2004	Common	Bryan Rowntree	100,000	$1.44	May 25, 2009
June 11, 2004	Common	Dale A. Rondeau	25,000	$1.52	June 11, 2009
June 11, 2004	Common	Audrey Colletti	25,000	$1.52	June 11, 2009

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities as at the End of the Reporting Period:

Description of the Authorized Capital
Authorized Capital:	100,000,000 common shares without par value
Issued and Outstanding:	13,992,524 common shares

Number and Recorded Value for Shares Issued and Outstanding

At July 31, 2004, the Company had 13,992,524 shares outstanding having a paid up value of $0.58 per share ($8,102,641).

Description of Options, Warrants and Convertible Securities Outstanding
Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	55,000	$0.20	June 5, 2006
Stock Options	200,000	$0.80	July 31, 2007
Stock Options	100,000	$0.86	November 4, 2007
Stock Options	500,000	$1.20	February 20, 2007
Stock Options	100,000	$1.05	June 25, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	400,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Warrants	165,000	$1.50 (2nd Year)	December 23, 2004
Warrants	356,900	$1.60	May 5, 2005
Warrants	598,500	$1.60	September 15, 2005
Warrants	106,000	$1.30 (1st Year)	October 6, 2004
		$1.60 (2nd Year)	October 6, 2005
Warrants	215,333	$3.50 (1st Year)	January 28, 2005
		$4.00 (2nd Year)	January 28, 2006
Warrants	21,000	$3.50 (1st Year)	February 4, 2005
		$4.00 (2nd Year)	February 4, 2006

Total Number of Shares in Escrow or Subject to a Pooling Agreement

750,000 common shares are held in escrow pursuant to an escrow agreement dated April 29, 1999.

400,000 common shares are held in escrow pursuant to an escrow agreement dated Feb. 18, 2002.

1,150,000